Exhibit 99.2

Sagtec Global Secures US$30 Million Revenue Pipeline Through Exclusive UAE Partnership, Accelerating Global Expansion

KUALA LUMPUR, Malaysia, May 06, 2025 (GLOBE NEWSWIRE) – Sagtec Global Limited (NASDAQ: SAGT) (“Sagtec” or the “Company”), a leading provider of customizable software solutions, today announced its international growth strategy through the signing of a Master Dealership Agreement with SMD Tech – FZCO (“SMD Tech”), a premier technology distributor based in Dubai, United Arab Emirates.

Under the terms of the agreement, SMD Tech is appointed as Sagtec’s exclusive master dealer for its flagship Speed+ Cloud-Based Smart Ordering System (“Speed+”) across Dubai with a firm commitment to purchase a minimum of 10,000 software licenses over the next five years. This translates into an expected revenue pipeline of no less than US$30 million, substantially enhancing Sagtec’s long-term recurring revenue visibility and global market penetration.

Speed+, Sagtec’s cloud-native ordering platform, is purpose-built to transform operations in the retail and food & beverage (F&B) sectors – delivering seamless order processing, real-time analytics, and automated customer engagement. The platform’s relevance is further underscored by regional digital momentum. According to PwC Middle East, the UAE’s digital economy is projected to contribute over US$140 billion to gross domestic product (GDP) by 2031, driven by government-led innovation and enterprise digitalization. Dubai, in particularly, has emerged as a key innovation hub, fueled by substantial investments in cloud infrastructure, artificial intelligence, and smart city technologies.

Supporting this backdrop, Statista forecasts the UAE’s F&B market will surpass US$37 billion by 2030, propelled by rising consumer expectations for digital convenience and operational efficiency. In parallel, Grand View Research projects the Middle East’s cloud-based point of sale (POS) market will grow at a 19% compound annual growth rate (CAGR) through 2030, reaching approximately US$1 billion. These converging treads points to an urgent demand for integrated platforms like Speed+, which empower businesses to streamline ordering, enhance customer engagement, and scale operations efficiently, making this the ideal time for Sagtec’s market entry.

“This agreement unlocks a predictable multi-year revenue stream and positions Sagtec as a key digital enabler in the Middle East’s F&B transformation. With Speed+ backed by SMD Tech’s local market expertise, we are not only capturing market share but laying the groundwork for long-term Software-as-a-Service (SaaS) dominance in the region,” said Kevin Ng, Chairman, Executive Director and Chief Executive Officer of Sagtec.

About Sagtec Global Limited

Sagtec is a leading provider of customizable software solutions, primarily serving the Food & Beverage (F&B) sector. The Company also offers software development, data management, and social media management to enhance operational efficiency across various industries. Additionally, Sagtec operates power-bank charging stations at 300 locations across Malaysia through its subsidiary, CL Technology (International) Sdn Bhd.

For more information on the Company, please log on to https://www.sagtec-global.com/.

About SMD Tech – FZCO

SMD Tech - FZCO is a technology-focused enterprise based in the United Arab Emirates, specializing in digital infrastructure, IoT solutions, and enterprise transformation. With a mission to empower businesses through innovative software and hardware integration, SMD Tech delivers cutting-edge solutions tailored to the region’s fast-evolving digital ecosystem. The company is committed to driving operational excellence and future-ready growth for its clients.

Contact Information:

Sagtec Global Limited Contact:

Ng Chen Lok

Chairman, Executive Director & Chief Executive Officer

Phone: +6011-6217 3661

Email: info@sagtec-global.com